SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number: 001-32343

ARLINGTON TANKERS LTD.

First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☑ FORM 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

Arlington Tankers Ltd.
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda
June 14, 2005
Dear Shareholder:
      You are cordially invited to attend our Annual General Meeting of Shareholders, which will be held on Friday, July 22, 2005 at 10:00 a.m., Atlantic time, at the offices of Conyers Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.
      The attached proxy statement contains important information about the Annual General Meeting, the proposals we will consider and how you can vote your shares.
      Your vote is very important to us. We encourage you to promptly complete, sign, date and return the enclosed proxy card, which contains instructions on how you would like your shares to be voted. Please submit your proxy regardless of whether you will attend the Annual General Meeting. This will help us ensure that your vote is represented at the Annual General Meeting. You may revoke your proxy at any time prior to the Annual General Meeting by following the procedures described in the enclosed proxy statement under the caption “Revocation of Proxy.”
      On behalf of our Board of Directors and management, I extend our appreciation for your investment in Arlington Tankers. We look forward to seeing you at the Annual General Meeting.

Sincerely,

Arthur L. Regan
President and Chief Executive Officer

Arlington Tankers Ltd.
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda
June 14, 2005
NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS
       Arlington Tankers Ltd.’s 2005 Annual General Meeting of Shareholders will be held on July 22, 2005 at 10:00 a.m., Atlantic time. The meeting will take place at the offices of Conyers Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. At the Annual General Meeting, we will discuss and you will vote on the following proposals:

•	Proposal 1 — the election of one Class III Director to our Board of Directors to serve for a three-year term;

•	Proposal 2 — the appointment of KPMG as our independent auditor for the fiscal year ending December 31, 2005 and the authorization of the Board of Directors, acting through the audit committee, to determine the independent auditor’s fees;

•	Proposal 3 — to increase our authorized share capital by the creation of an additional 40,000,000 common shares of par value US$0.01 each; and

•	Proposal 4 — the reduction of our share premium account for Bermuda corporate law purposes by transferring US$309,845,000 to our contributed surplus account.
      Shareholders will also consider and act on such other matters as may properly come before the meeting or any adjournments or postponements thereof.
      These matters are more fully described in the enclosed proxy statement. We will also present at the Annual General Meeting the consolidated financial statements and independent auditor report for the fiscal year ended December 31, 2004, copies of which can be found in our Annual Report that accompanies this Notice.
      June 10, 2005 is the record date for determining which shareholders are entitled to notice of, and to vote at, the Annual General Meeting and at any subsequent adjournments or postponements. The share register will not be closed between the record date and the date of the Annual General Meeting.
      Please promptly complete, sign, date and return the enclosed proxy card in the accompanying pre-addressed envelope. We must receive your proxy no later than 11:59 p.m., Atlantic time, on July 21, 2005. You may revoke your proxy at any time before the Annual General Meeting by following the procedures described under the caption “Revocation of Proxy” on page 5 of the proxy statement.

      You will be required to bring certain documents with you to be admitted to the Annual General Meeting. Please read carefully the sections in the proxy statement on attending and voting at the Annual General Meeting to ensure that you comply with these requirements.

By order of the Board of Directors.

Dawna Ferguson
Secretary

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
PURPOSE OF MEETING
ATTENDING AND VOTING AT THE ANNUAL GENERAL MEETING
APPOINTMENT OF PROXY
APPROVAL OF PROPOSALS AND SOLICITATION
CORPORATE GOVERNANCE
PROPOSAL 1 ELECTION OF DIRECTOR
EXECUTIVE COMPENSATION
SHARE OWNERSHIP OF PRINCIPAL SHAREHOLDERS
AUDIT COMMITTEE REPORT
PROPOSAL 2
PROPOSAL 3
PROPOSAL 4
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
UNITED STATES SECURITIES AND EXCHANGE COMMISSION REPORTS
OTHER MATTERS
APPENDIX A

ARLINGTON TANKERS LTD.
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda
PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
       These proxy materials are furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Arlington Tankers Ltd., a Bermuda company (“Arlington Tankers” or the “Company”), for its Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on July 22, 2005 at 10:00 a.m., Atlantic time, at the offices of Conyers Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and for any adjournments or postponements of the Annual General Meeting. These proxy materials were first mailed to shareholders on or about June 14, 2005.
PURPOSE OF MEETING
      As described in more detail in this proxy statement, Arlington Tankers Ltd. shareholders will vote on the following proposals at the Annual General Meeting:

•	Proposal 1 — the election of one Class III Director to our Board to serve for a three-year term;

•	Proposal 2 — the appointment of KPMG as our independent auditor for the fiscal year ending December 31, 2005 and the authorization of the Board, acting through the audit committee, to determine the independent auditor’s fees;

•	Proposal 3 — to increase our authorized share capital by the creation of an additional 40,000,000 common shares of par value US$0.01 each; and

•	Proposal 4 — the reduction of our share premium account for Bermuda corporate law purposes by transferring US$309,845,000 to our contributed surplus account.
      Shareholders will also consider and act on such other matters as may properly come before the meeting or any adjournments or postponements thereof.
ATTENDING AND VOTING AT THE ANNUAL GENERAL MEETING
      HSBC Bank USA, N.A. (“HSBC”) will serve as our proxy tabulator. HSBC will assist us to independently verify that you are an Arlington Tankers shareholder eligible to attend the Annual General Meeting, and whether you may vote in person at the Annual General Meeting. Therefore, it is very important that you follow the instructions below to gain entry to the Annual General Meeting.
Check-In Procedure for Attending the Annual General Meeting
      Shareholders of Record. If you are or will represent a shareholder of record (those shareholders whose names are listed in our share register), you should go to the “Shareholders of Record” check-in area at the Annual General Meeting. The documents you will need to provide to be admitted to the Annual General Meeting depend on whether you are a shareholder of record or you represent a shareholder of record.

•	Individuals. If you are a shareholder of record holding shares in your own name, you must bring to the Annual General Meeting a form of government-issued identification (e.g., a passport). Trustees who are individuals and named as shareholders of record are in this category.

•	Individuals Representing a Shareholder of Record. If you attend on behalf of a shareholder of record, whether such shareholder is an individual, corporation, trust or partnership:

•	you must bring to the Annual General Meeting a form of government-issued identification (e.g., a passport) AND

•	either:

•	you must bring to the Annual General Meeting a letter from that shareholder of record authorizing you to attend the Annual General Meeting on their behalf OR

•	WE MUST HAVE RECEIVED AT OUR REGISTERED OFFICE BY 11:59 P.M., ATLANTIC TIME, ON JULY 21, 2005 a duly executed proxy card from the shareholder of record appointing you as proxy.
      Beneficial Owners. If your shares are held by a bank or broker (often referred to as “holding in street name”), you should go to the “Beneficial Owners” check-in area at the Annual General Meeting. Because you hold in street name, your name does not appear on our share register. The documents you will need to provide to be admitted to the Annual General Meeting depend on whether you are a beneficial owner or you represent a beneficial owner.

•	Individuals. If you are a beneficial owner, you must bring to the Annual General Meeting:

•	a form of government-issued identification (e.g., a passport) AND

•	either:

•	a proxy that you have obtained from your bank or broker OR

•	your most recent brokerage account statement or a recent letter from your bank or broker showing that you own Arlington Tankers shares.

•	Individuals Representing a Beneficial Owner. If you attend on behalf of a beneficial owner, you must bring to the Annual General Meeting a letter from the beneficial owner authorizing you to represent its shares at the Annual General Meeting AND the identification and documentation specified above for individuals.
Voting in Person at the Annual General Meeting
      Shareholders of Record. Shareholders of record may vote their shares in person at the Annual General Meeting by ballot. Each proposal has a separate ballot. You must properly complete, sign, date and return the ballots to Arlington Tankers at the Annual General Meeting to vote in person. To receive ballots, you must bring with you the documents described below.

•	Individuals. You will receive ballots at the check-in table when you present your identification. If you have already returned your proxy card to us and do not want to change your votes, you do not need to complete the ballots. If you do complete and return the ballots to us, your proxy card will be automatically revoked.

•	Individuals Voting on Behalf of Another Individual. If you will vote on behalf of another individual who is a shareholder of record, WE MUST HAVE RECEIVED AT OUR REGISTERED OFFICE BY 11:59 P.M., ATLANTIC TIME, ON JULY 21, 2005 a duly executed proxy card from such individual shareholder of record appointing you as his or her proxy. If we have received the proxy card, you will receive ballots at the check-in table when you present your identification.

•	Individuals Voting on Behalf of a Legal Entity. If you represent a shareholder of record that is a legal entity, you may vote that legal entity’s shares if it authorizes you to do so. The documents you must provide to receive the ballots depend on whether you are representing a corporation, trust, partnership or other legal entity.

•	If you represent a corporation, you must:

•	bring to the Annual General Meeting a letter or other document from the corporation, on the corporation’s letterhead and signed by an officer of the corporation, that authorizes you to vote its shares on its behalf OR

•	WE MUST HAVE RECEIVED AT OUR REGISTERED OFFICE BY 11:59 P.M., ATLANTIC TIME, ON JULY 21, 2005 a duly executed proxy card from the corporation appointing you as its proxy.

•	If you represent a trust, partnership or other legal entity, WE MUST HAVE RECEIVED AT OUR REGISTERED OFFICE BY 11:59 P.M., ATLANTIC TIME, ON JULY 21, 2005 a duly executed proxy card from the legal entity appointing you as its proxy. A letter or other document will not be sufficient for you to vote on behalf of a trust, partnership or other legal entity.
      Beneficial Owners. If you hold your shares in street name, these proxy materials are being forwarded to you by your bank, broker or their appointed agent. Under Bermuda law, because your name does not appear on our share register, you will not be able to vote in person at the Annual General Meeting unless you request a proxy from your bank or broker and bring it with you to the Annual General Meeting.

•	Individuals. As an individual, the proxy will have your name on it. You must present the proxy at check-in at the Annual General Meeting to receive your ballots.

•	Individuals Voting on Behalf of a Beneficial Owner. Because the proxy will not have your name on it, to receive your ballots you must:

•	present the proxy at check-in at the Annual General Meeting AND

•	bring to the Annual General Meeting a letter from the person or entity named on the proxy that authorizes you to vote its shares at the Annual General Meeting.

APPOINTMENT OF PROXY
General
      Shareholders of Record. We encourage you to appoint a proxy to vote on your behalf by promptly submitting the enclosed proxy card, which is solicited by our Board and which, when properly completed, signed, dated and returned to us, will ensure that your shares are voted as you direct. We strongly encourage you to return your completed proxy to us regardless of whether you will attend the Annual General Meeting to ensure that your vote is represented at the Annual General Meeting.
      PLEASE RETURN YOUR PROXY CARD TO HSBC IN THE ACCOMPANYING ENVELOPE NO LATER THAN 11:59 P.M., ATLANTIC TIME, ON JULY 21, 2005. IF WE DO NOT RECEIVE YOUR PROXY CARD BY THIS TIME, YOUR PROXY WILL NOT BE VALID. IN THIS CASE, UNLESS YOU ATTEND THE ANNUAL GENERAL MEETING, YOUR VOTE WILL NOT BE REPRESENTED.
      The persons named in the proxy card have been designated as proxies by our Board. The designated proxies are officers or directors of Arlington Tankers. They will vote as directed by the completed proxy card.
      Shareholders of record may appoint another person to attend the Annual General Meeting and vote on their behalf by crossing out the Board-designated proxies, inserting such other person’s name on the proxy card and returning the duly executed proxy card to us. When the person you appoint as proxy arrives at the Annual General Meeting, HSBC will verify such person’s authorization to vote on your behalf by reference to your proxy card.
      If you wish to change your vote, you may do so by revoking your proxy before the Annual General Meeting. Please see “Revocation of Proxy” below for more information.
      Beneficial Owners. If you hold your shares in street name, these proxy materials are being forwarded to you by your bank, broker or their appointed agent. You should also have received a voter instruction card instead of a proxy card. Your bank or broker will vote your shares as you instruct on the voter instruction card. We strongly encourage you to promptly complete and return your voter instruction card to your bank or broker in accordance with their instructions so that your shares are voted. As described above, you may also request a legal proxy from your bank or broker to vote in person at the Annual General Meeting.
Appointment of Proxies by Telephone or the Internet
      If you are a shareholder of record, you may not appoint your proxy by telephone, or electronically through the Internet. If you are a beneficial owner, please check your voter instruction card or contact your bank or broker to determine whether you will be able to inform your bank or broker by telephone or the Internet how to vote on your behalf.
Voting by the Designated Proxies
      The persons who are the designated proxies will vote as you direct in your proxy card or voter instruction card. Please note that proxy cards returned without voting directions, and without specifying a proxy to attend the Annual General Meeting and vote on your behalf, will be voted by the proxies designated by our Board in accordance with the recommendations of our Board. Our Board recommends:

•	a vote FOR the nominee for Class III Director to serve for a three-year term (Proposal 1);

•	a vote FOR the appointment of KPMG as our independent auditor for the fiscal year ending December 31, 2005 and the authorization of the Board, acting through the audit committee, to determine the independent auditor’s fees (Proposal 2);

•	a vote FOR the increase to our authorized share capital by the creation of an additional 40,000,000 common shares of par value US$0.01 each (Proposal 3);

•	a vote FOR the reduction of our share premium account for Bermuda corporate law purposes by transferring US$309,845,000 to our contributed surplus account (Proposal 4).
      If any other matter properly comes before the Annual General Meeting, your proxies will vote on that matter in their discretion.
Revocation of Proxy
      You may revoke or change your proxy before the Annual General Meeting by:

•	sending us a written notice of revocation prior to the Annual General Meeting;

•	attending the Annual General Meeting and voting in person; OR

•	ensuring that we receive from you AT OUR REGISTERED OFFICE BY 11:59 P.M., ATLANTIC TIME, ON JULY 21, 2005 a new proxy card with a later date.
      Any written notice of revocation must be sent to our registered office to the attention of Dawna Ferguson, Secretary, Arlington Tankers Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, or by facsimile to (441) 298-7800.
APPROVAL OF PROPOSALS AND SOLICITATION
      Each shareholder who owned our common shares on June 10, 2005, the record date for the determination of shareholders entitled to vote at the Annual General Meeting, is entitled to one vote for each common share. On June 10, 2005, we had 15,500,000 common shares issued and outstanding that were held by 18 record holders.
Quorum
      Under our bye-laws, the quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares. Holders of our common shares are the only shareholders entitled to vote at the Annual General Meeting. Shares represented by proxies that are marked “abstain” or “withhold” on any matter will be counted as shares present for purposes of determining the presence of a quorum. Common shares that are represented by broker non-votes will also be counted as shares present for purposes of determining the presence of a quorum.

      If the persons present or represented by proxies at the Annual General Meeting constitute the holders of 50% or less of the paid-up share capital entitled to vote as of the record date, we will adjourn the Annual General Meeting to a later date.
Approval of Proposals
      For Proposals 1 through 4, the affirmative vote of at least a majority of the votes cast on such proposal is required. Any other proposal that properly comes before the Annual General meeting must be approved by the affirmative vote of at least a majority of the votes cast, or such other majority as is set forth in the Company’s bye-laws or the Companies Act 1981 of Bermuda. In addition, common shares represented at the Annual General Meeting whose votes are withheld on any matter will not be counted as a vote cast. An abstention will not be counted as a vote cast. A broker non-vote will also not be counted as a vote cast. A broker non-vote occurs when the broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power to vote on that proposal and has not received voting instructions from the beneficial owner for that proposal.
      All votes will be tabulated by HSBC, the proxy tabulator appointed for the Annual General Meeting. HSBC will separately tabulate affirmative and negative votes, abstentions or withheld votes and broker non-votes.
Solicitation of Proxies
      We will bear the cost of the solicitation of proxies, including the preparation, printing and mailing of this proxy statement and the proxy card. We will furnish copies of these proxy materials to banks, brokers, fiduciaries and custodians holding shares in their names on behalf of beneficial owners so that they may forward these proxy materials to our beneficial owners.
      In addition, we may supplement the original solicitation of proxies by mail with solicitation by telephone, telegram and other means by our directors, officers and/or employees. We will not pay any additional compensation to these individuals for any such services.
CORPORATE GOVERNANCE
Board Composition and Independence
      Our Board consists of three directors and is divided into three classes that are of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Stephen O. Jaeger is our Class III director, and his term expires in 2005. Dr. E. Grant Gibbons is our Class II director, and his term expires in 2006. Michael K. Drayton is our Chairman and our Class I director, and his term expires in 2007.
      The Board is composed entirely of independent directors. In accordance with the listing standards of the New York Stock Exchange (“NYSE”), to be considered independent, a director must have no material relationship with Arlington Tankers either directly or as a partner, shareholder or officer of an organization that has a relationship with Arlington Tankers. The Board has determined that each director is independent.

Board Meetings and Committees
      The Board normally has four regularly scheduled meetings per year and committee meetings are normally held in conjunction with Board meetings. Our Board met six times in 2004. All directors attended at least 75% of the combined Board and committee meetings on which they served during the last fiscal year.
      Our bye-laws give our Board the authority to delegate its powers to committees appointed by the Board. All of our committees are composed solely of directors. Our committees are required to conduct meetings and take action in accordance with the directions of the Board, the provisions of our bye-laws and the terms of their respective committee charters. We have one standing committee: the audit committee. Our audit committee charter is attached as Appendix A to this proxy statement. Please note that the information contained in or connected to our website is not intended to be part of this proxy statement.
      Audit Committee. Our audit committee assists the Board in fulfilling its responsibility for oversight of (i) the quality and integrity of our financial statements and reports; (ii) our compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; and (iv) the performance of our independent auditor and our corporate accounting and financial reporting. Please see the Audit Committee Report included in this proxy statement for information about our 2004 fiscal year audit. The audit committee held its first meeting in January 2005 to review the results of operations for the 51-day period from the November 10, 2004 completion of our initial public offering through December 31, 2004. The members of our audit committee are Mr. Jaeger (chairman) and Dr. Gibbons. Each of the members of the audit committee is independent under the Sarbanes-Oxley Act of 2002 and the listing standards of the NYSE. Our Board has determined that Mr. Jaeger qualifies as an audit committee financial expert. In accordance with our audit committee charter, no committee member may simultaneously serve on the audit committee of more than two other public companies without the prior approval of the Board.
Code of Ethics
      We have a code of ethics that sets forth our commitment to ethical business practices. Our code of ethics applies to our President and Chief Financial Officer, or persons performing similar functions. Our code of ethics is available on our website, www.arlingtontankers.com, and in print from us without charge upon request. We intend to post amendments to and waivers of our code of ethics on our website.

PROPOSAL 1
ELECTION OF DIRECTOR
General
      Our Board consists of three directors and is divided into three classes that are of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Stephen O. Jaeger is our Class III director, and his term expires in 2005. Dr. E. Grant Gibbons is our Class II director, and his term expires in 2006. Michael K. Drayton is our Chairman and our Class I director, and his term expires in 2007.
Election of Class III Director
      Our Class III director will be elected at this Annual General Meeting and will serve a term that expires at our 2008 annual general meeting. Mr. Jaeger has been proposed to continue to serve as our Class III director.
      The following paragraphs set forth information about the business experience and education of the nominee and our directors. The nominee for election at the Annual General Meeting is listed first.
Class III Nominee

Stephen O. Jaeger, 60
      Mr. Jaeger has been the Chairman and Chief Executive Officer of eBT International, Inc., a former software products and services company, since 1999. Prior to joining eBT, Mr. Jaeger was the Executive Vice President and Chief Financial Officer of Clinical Communications Group, Inc., a privately held provider of educational marketing services to the pharmaceutical and biotech industry, from 1997 to 1998. From 1995 to 1997, Mr. Jaeger served as Vice President, Chief Financial Officer and Treasurer of Applera Corp., formerly known as Perkin-Elmer Corporation, an analytical instruments and systems company with a focus on life sciences and genetic discovery. Prior to 1995, Mr. Jaeger was Chief Financial Officer and a director of Houghton Mifflin Company and held various financial positions with the British Petroleum Company, Weeks Petroleum Limited and Ernst & Young LLP. Mr. Jaeger is a Certified Public Accountant. Mr. Jaeger is on the board of Savient Pharmaceuticals, Inc. and is the chairman of Savient’s Audit Committee and is Savient’s designated “financial expert.” Mr. Jaeger is also on the board of Aradigm Corporation, a developer of drug delivery technologies. Mr. Jaeger serves on Aradigm’s Audit Committee and is Aradigm’s designated “financial expert.”
Class II Director with Term Expiring in 2006
     E. Grant Gibbons, 52
      Dr. Gibbons has been a member of the Bermuda parliament since 1994. From 1995 to 1998, Dr. Gibbons served as the Bermuda Minister of Finance and, beginning in 1999, has served as the opposition shadow Minister of Finance. Dr. Gibbons has been the leader of the opposition United Bermuda Party since 2001. Dr. Gibbons currently serves as a director of Gibbons Management Services Limited, an internal services division of a diversified, privately-held business and as Deputy Chairman, Colonial Insurance Co., Ltd., an insurance company operating in Bermuda and throughout the Caribbean.

Dr. Gibbons also currently serves as Managing Director of Wired Atlantic Limited, a private equity firm investing in U.S. and European technology companies. Dr. Gibbons is a citizen and resident of Bermuda.
Class I Director with Term Expiring in 2007

Michael K. Drayton, 55
      Mr. Drayton has been Head of the Sale & Purchase Division of Galbraith’s Ltd., a U.K. ship brokerage company, from 1987 until 2003 and is currently responsible for the strategic direction of the Galbraith’s group. Mr. Drayton is a director of Galbraith’s Ltd. and its parent company, Galbraith Holdings Ltd. Mr. Drayton is also a director of the Baltic Exchange, the world’s leading shipping exchange, since 2000. Mr. Drayton is a citizen and resident of the United Kingdom.
RECOMMENDATION OF THE BOARD
Our Board recommends that you vote FOR the election of Mr. Jaeger to our Board as a Class III Director for a term ending at our 2008 annual general meeting.

EXECUTIVE COMPENSATION
Compensation of Directors
      Directors of the Company who are not employees of the Company or any of its subsidiaries (hereinafter referred to as “non-employee directors”) are entitled to receive the directors’ fees described below. Each of our directors was a non-employee director for the entire 2004 fiscal year.
      Directors’ Fees. During our 2004 fiscal year, we paid each of our directors $6,250, based on one-quarter of an annual fee of $25,000, which included service on any committees. Effective January 1, 2005, we increased the annual fee that we pay to each of our directors to $30,000, plus $1,250 for each board or committee meeting in excess of five per year. In addition, effective January 1, 2005, we began paying an annual $10,000 supplement to each of the Chairman of the Board and the Chairman of the Audit Committee. The remuneration of our directors is determined by our Board, each member of which is independent, although there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. We also reimburse directors for reasonable expenses incurred by them in attending Board meetings, committee meetings and our annual general meetings or in connection with the business of the Company or their duties as directors. None of our directors have service agreements with us or any of our subsidiaries providing for benefits upon termination of service.
Employment and Other Agreements and Severance and Change of Control Arrangements
      We have not entered into employment or other contracts, nor are there any severance or change of control arrangements, with any of our executive officers or members of our Board.
Equity Compensation Plan Information
      We do not maintain any equity compensation plans.
Executive Compensation
      Our management consists of Arthur L. Regan, our President and Chief Executive Officer, and Tara Railton, our Chief Financial Officer, both of whom were hired on October 1, 2004. In 2004, aggregate cash compensation paid or accrued by us for our management was $107,146. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were $6,584 in 2004. Mr. Regan receives annual compensation of $280,000, including benefits. Ms. Railton receives annual compensation of $180,000, including benefits.

SHARE OWNERSHIP OF PRINCIPAL SHAREHOLDERS
      The following table contains information concerning each shareholder known by us to beneficially own more than five percent of our outstanding common shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to our shares.
      Percentage of beneficial ownership is based on 15,500,000 common shares issued and outstanding as of June 10, 2005. All holders of our common shares, including those shareholders listed below, have the same voting rights with respect to such shares.

	Shares Beneficially Owned

Name of Beneficial Owner	Number	Percentage

Stena and Concordia entities and related persons(1)	2,225,205	14.4%
Wellington Management Company, LLP(2)	1,366,600	8.8%

(1)	Includes 2,225,205 shares beneficially owned by Dan Sten Olsson, 1,534,784 shares beneficially owned by Concordia Maritime AB, 1,534,784 shares beneficially owned by Madeline Olsson Eriksson, 1,534,784 shares beneficially owned by Stefan Sten Olsson, 1,534,784 shares beneficially owned by Stena Sessan AB, 690,421 shares owned by Stena AB, 690,421 shares beneficially owned by Stena (Switzerland) AG, 767,392 shares beneficially owned by CM V-MAX I Limited and 767,392 shares beneficially owned by CM V-MAX II Limited. All of the information in this footnote is based on the Schedule 13G filed by Stena (Switzerland) AG (on behalf of each of the holders referenced by this footnote) on February 10, 2005. The Schedule 13G states that each of the referenced holders has shared voting and dispositive power over our common shares listed as owned by such holder.

(2)	Based on the Schedule 13G filed by Wellington Management Company, LLP on February 14, 2005. The Schedule 13G states that Wellington has shared voting power over 719,400 of our common shares, and shared dispositive power over 1,366,600 of our common shares.

AUDIT COMMITTEE REPORT
      Our audit committee is composed of two independent directors, each of whom is financially literate. In addition, our Board has determined that Mr. Jaeger qualifies as an audit committee financial expert as defined by the SEC. The audit committee operates under a written charter, which reflects NYSE listing standards and Sarbanes-Oxley Act requirements regarding audit committees. A copy of the charter is attached as Appendix A to this proxy statement.
      The audit committee’s primary role is to assist the Board in fulfilling its responsibility for oversight of (i) the quality and integrity of our financial statements and reports, (ii) our compliance with legal and regulatory requirements, (iii) our independent auditor’s qualifications and independence and (iv) the performance of our independent auditor and our corporate accounting and financial reporting.
      Our management is responsible for the preparation of the financial statements, the financial reporting process and its system of internal controls. Our independent auditor is responsible for performing an audit of the financial statements in accordance with auditing standards generally accepted in the United States, and issuing an opinion as to the conformity of those audited financial statements to U.S. generally accepted accounting principles. The audit committee monitors and oversees these processes.
      The audit committee has adopted a policy designed to increase its oversight of our independent auditor. Under the policy, the audit committee approves all audit, and audit-related services, tax services and other services provided by the independent auditor. In addition, any services provided by the independent auditor that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. The audit committee’s charter also ensures that the independent auditor discusses with the audit committee important issues such as internal controls, critical accounting policies, instances of fraud and the consistency and appropriateness of our accounting policies and practices.
      The audit committee has reviewed and discussed with management and KPMG, our independent auditor, the audited financial statements as of and for the year ended December 31, 2004. In addition, the audit committee met regularly with management and KPMG to discuss the results of their evaluations of our internal controls and the overall quality of our financial reporting. The audit committee has also discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the audit committee has received from the independent auditor their written report required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from us and our management.
      Based on these reviews and discussions, the audit committee has recommended to the Board, and the Board has approved, the inclusion of the audited financial statements in our Annual Report on Form 20-F for the year ended December 31, 2004.

Members of the Audit Committee

Stephen O. Jaeger, Chairman
E. Grant Gibbons

PROPOSAL 2
APPOINTMENT OF INDEPENDENT AUDITOR
General
      Our Board has recommended and asks that you appoint KPMG as our independent auditor for the fiscal year ending December 31, 2005 and authorize our Board, acting through the audit committee, to determine the independent auditor’s fees. According to Bermuda law, an auditor is appointed for a one-year term beginning at the annual general meeting at which it is appointed and continuing until the close of the next annual general meeting.
      The affirmative vote of a majority of the votes cast on the proposal is required to make such appointment. If you do not appoint KPMG, our Board will reconsider its selection of KPMG and make a new proposal for an independent auditor.
      KPMG has audited our annual financial statements since our 2004 fiscal year. KPMG Bohlins AB has audited our predecessor combined carve-out financial statements for the fiscal years ended December 31, 2003 and 2002. Together, we refer to KPMG and KPMG Bohlins AB as the KPMG Entities.
      Representatives of KPMG are expected to be present at the Annual General Meeting and will have the opportunity to make a statement if they desire to do so. We also expect that they will be available to respond to questions.
Fees
      The chart below sets forth the aggregate fees for professional services rendered by the KPMG Entities for services performed in 2004 and breaks down these amounts by the category of service. In addition, during the fiscal year ended December 31, 2004, Stena paid $480,000 to KPMG Bohlins AB for professional services rendered in connection with our initial public offering.

2004

Audit Fees	$206,000
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—

Total	$206,000

Audit-Related Fees
      During the fiscal year ended December 31, 2004, KPMG did not bill us for audit-related services.
Tax Fees
      During the fiscal year ended December 31, 2004, KPMG did not bill us for tax related services.
All Other Fees
      During the fiscal year ended December 31, 2004, KPMG did not bill us for other services rendered to us and our affiliates.
Pre-Approval Policies and Procedures
      The audit committee approves all audit services, audit-related services, tax services and other services provided by KPMG. Any services provided by KPMG that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement.
      In making its recommendation to appoint KPMG as our independent auditor for the fiscal year ending December 31, 2005, the audit committee has considered whether the services provided by KPMG are compatible with maintaining the independence of KPMG and has determined that such services do not interfere with KPMG’s independence.
RECOMMENDATION OF THE BOARD
Our Board recommends that, based on the recommendation of the audit committee, you vote FOR the appointment of KPMG to serve as our independent auditor for the fiscal year ending December 31, 2005 and the authorization of the Board, acting through the audit committee, to determine the independent auditor’s fees.

PROPOSAL 3
TO INCREASE OUR AUTHORIZED SHARE CAPITAL BY THE CREATION OF AN ADDITIONAL 40,000,000 COMMON SHARES OF PAR VALUE US$0.01 EACH
      Our Board has recommended and asks that you approve an increase of our authorized share capital by the creation of an additional 40,000,000 common shares of par value US$0.01 each.
      Our authorized share capital is currently (i) 12,000 founders shares of par value US$1.00 each, (ii) 20,000,000 common shares of par value US$0.01 each and (iii) 4,000,000 preference shares of par value US$0.01 each. As of June 10, 2005, there were 15,500,000 common shares issued and outstanding, and no preference or founder shares issued and outstanding. No common shares were reserved for issue under share options, warrants and other existing entitlements.
      Our Board believes that it is desirable to have available additional authorized common shares for future dividends, employee benefit plans, financings, acquisitions and other corporate purposes. The approval of this proposal would confer on our Board the power to issue these additional shares in its discretion without further approval by shareholders, except as may be required by any applicable US Securities and Exchange Commission or stock exchange rules.
      Although from time to time we evaluate acquisition opportunities, including opportunities for the acquisition of additional vessels, as of the date of this proxy statement, we have no commitments or agreements with respect to any specific acquisition.
RECOMMENDATION OF THE BOARD
Our Board recommends that you vote FOR the increase to our authorized share capital by the creation of an additional 40,000,000 common shares of par value US$0.01 each.

PROPOSAL 4
REDUCTION OF OUR SHARE PREMIUM ACCOUNT FOR BERMUDA CORPORATE LAW
PURPOSES BY TRANSFERRING US$309,845,000 TO OUR CONTRIBUTED SURPLUS ACCOUNT
      Our Board has recommended and asks that you approve a resolution to reduce our share premium account by transferring US$309,845,000 to our contributed surplus account.
      Under Bermuda law a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities and its issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). We currently have a high share premium account because we received a significant portion of the proceeds of our initial public offering as share premium for Bermuda corporate law purposes. Accordingly, in light of the dividend restrictions, our high share premium account restricts our ability to pay dividends. The proposed reduction in our share premium account will make it easier for us to declare and pay dividends in the future.
      Accordingly, our Board has recommended that our shareholders approve a resolution reducing our share premium account for Bermuda corporate law purposes by transferring US$309,845,000 to our contributed surplus account.
RECOMMENDATION OF THE BOARD
Our Board recommends that you vote FOR the resolution to reduce our share premium account for Bermuda corporate law purposes by transferring US$309,845,000 to our contributed surplus account.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Loans to Directors and Executive Officers
      Under Bermuda law, we cannot lend money to our directors without the approval of shareholders representing 90% of our common shares. We have no outstanding loans to any director. In addition, we are in compliance with the provisions of the Sarbanes-Oxley Act of 2002 prohibiting certain loans to directors and executive officers.
Financing Transactions and Capital Contributions
      We were incorporated in September 2004 as a jointly owned subsidiary of Stena AB (publ), or Stena, and Concordia Maritime AB (publ), or Concordia. Stena and Concordia each owned 50% of our founder shares. We repurchased all outstanding founder shares in 2004. We have acquired our fleet of six vessels from subsidiaries of Concordia and Stena and two companies owned by Stena and Fram Shipping Ltd., which we refer to as Fram. We have also entered into ship management agreements with Northern Marine Management Ltd., a wholly owned subsidiary of Stena. We do not have a corporate policy regarding related party transactions, nor are there any provisions in our memorandum of association or bye-laws regarding related party transactions other than the provision in our bye-laws, as permitted by the Companies Act 1981 of Bermuda, that we, or any of our subsidiaries, may enter into a contract in which a director is directly or indirectly interested, but the director must disclose his or her interest to our Board at the first opportunity at a meeting of directors or by writing to the directors.
      Memoranda of Agreement. Pursuant to memoranda of agreement entered into in October 2004, we acquired our six tankers from subsidiaries of Concordia and Stena, and two companies owned by Stena and Fram. The total purchase price for these vessels equaled approximately $426.5 million, consisting of $345.5 million in cash that we financed through our initial public offering and borrowings under our secured credit facility, and the issuance of 4,050,000 common shares to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram, valued at an aggregate of $81 million, based on the initial public offering price of $20.00 per share.
      The Charters. We have chartered our two V-MAX tankers to two wholly owned subsidiaries of Concordia, which have currently sub-chartered those tankers to Sun International Limited Bermuda, an indirect wholly owned subsidiary of Sunoco. We have chartered our two Panamax tankers and two Product tankers to Stena Bulk AB, a wholly owned subsidiary of Stena. We refer to these two Concordia subsidiaries and Stena Bulk AB collectively, as the Charterers. The daily base time charter rate, which we call the Basic Hire, payable to us under the charters has been fixed in advance. In addition to the Basic Hire, the Charterers may pay us additional payments quarterly in arrears, which we refer to as the Additional Hire. The Additional Hire, if any, payable in respect of a vessel, other than the V-MAX tankers as described below, will be equal to 50% of a weighted average hire after deduction of the Basic Hire in effect for that quarter. This weighted average hire will generally be calculated using:

•	for periods that the vessel is subchartered by the charterer under a time charter, the daily hire received by the charterer on the vessel, net of specified fees incurred by the charterer; and

•	for periods that the vessel is not subchartered by the charterer under a time charter, average spot rates, which are rates for the immediate chartering of a vessel usually for a single voyage, determined by a shipbrokers’ panel for the routes traditionally served by each of our vessel types and other parameters set forth in the Charters.

      In the case of the current time charters with Sun International, we will receive Additional Hire equal to the difference between the amount paid by Sun International under its time charters and the Basic Hire, less specified fees incurred by the charterer. We immediately began earning Additional Hire under the V-MAX tanker charters because those vessels are currently time chartered to Sun International by subsidiaries of Concordia for approximately three additional years for an amount per day in excess of the Basic Hire payable to us in respect of those vessels. However, we cannot assure you that we will receive any other Additional Hire.
      Stena and Concordia have each agreed to guarantee the performance of their respective subsidiaries under each of the Charters, including the payment of Basic Hire and Additional Hire. We have agreed to guarantee the obligations of each of our subsidiaries under the Charters.
      Our two V-MAX vessels have been sub-chartered by subsidiaries of Concordia to Sun International. One of these sub-charters expires in June 2007 and the other expires in September 2007. Upon expiration of these sub-charters, if Sun International does not extend a charter with Concordia at a time charter rate at least equal to the Basic Hire under our charters with Concordia, we will have the option to terminate that charter with Concordia on 60 days prior notice until one year following the expiration of the Sun International charters, unless Concordia has (a) entered into new time charters for each of the vessels at a time charter rate at least equal to the Basic Hire under our charters with Concordia for the remainder of the charter period with a company (or its subsidiary) having a credit rating of “BBB” or higher from Standard & Poor’s Rating Services or “Baa2” or higher from Moody’s Investors Service, Inc. or (b) provided cash collateral initially in an amount equal to $7.5 million per charter, decreasing quarterly thereafter pro rata, as security for its payment obligations under the Charter. If we terminate a charter with Concordia as described above, Stena has agreed to cause Stena Bulk to charter from us the V-MAX tanker previously subject to that charter at a time charter rate equal to the Basic Hire under that charter for the remainder of the charter period and otherwise on the terms and conditions of that charter, and to guarantee the obligations of Stena Bulk under the new charter with us.
      Ship Management Agreements. Our vessel owning subsidiaries have entered into fixed rate ship management agreements with Northern Marine, a wholly owned subsidiary of Stena, pursuant to which Northern Marine is responsible for the technical management of our vessels. Northern Marine has outsourced some of these services to third-party providers. Northern Marine has agreed to indemnify us for the loss of Basic Hire for each of our vessels in the event, for circumstances specified under the relevant Charter, the vessel is off hire or receiving reduced hire for more than five days during any twelve-month period, net of amounts received by us from off-hire insurance. Both we and Northern Marine have the right to terminate any of the ship management agreements if the relevant Charter has been terminated. The ship management agreements also require Northern Marine to maintain insurance for each of the vessels. Under the ship management agreements, each of our vessel owning subsidiaries pays Northern Marine a fixed fee per day per vessel, which increases 5% per year for as long as the relevant Charter is in place. In addition, for each day a vessel is on hire for over 360 days during any twelve-month period following the date the applicable vessel is delivered to us, we pay Northern Marine an incentive payment in an amount equal to the Basic Hire for such vessel. Under the ship management agreements, Northern Marine has agreed to return our vessels in-class and in the same good order and condition as when delivered, except for ordinary wear and tear. We have agreed to guarantee the obligations of each of our subsidiaries under the ship management agreements.

      Stena has agreed to guarantee the payment of amounts due to us by Northern Marine under the ship management agreements as a result of off hire or reduced hire of the vessels. In addition, if we terminate our ship management agreements with Northern Marine because Northern Marine has failed to perform its obligations under such agreements, Stena has agreed to provide a replacement ship manager to perform the obligations set forth in our ship management agreements on the same terms and for the same fixed amount payable to Northern Marine.
      Registration Rights. We have entered into a registration rights agreement with the subsidiaries of Concordia and Stena and the companies owned by Stena and Fram pursuant to which we have agreed to register the shares owned by such companies for sale to the public.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION REPORTS
      Copies of our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the SEC, are available to shareholders free of charge via our website at www.arlingtontankers.com under the captions “Investor Relations — SEC Filings” or by writing to us at our registered office to the attention of Dawna Ferguson, Secretary, Arlington Tankers Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.
OTHER MATTERS
      We know of no other business that will be brought before the Annual General Meeting. If any other matter or any proposal should be properly presented and should properly come before the meeting for action, the persons named in the accompanying proxy will vote upon such proposal at their discretion and in accordance with their best judgment.

By order of the Board of Directors,

Dawna Ferguson
Secretary
Hamilton, Bermuda
June 14, 2005

APPENDIX A
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF
ARLINGTON TANKERS LTD.

I.	Purpose of the Committee
      The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Arlington Tankers Ltd. (the “Company”) is to assist the Board’s oversight of (i) the quality and integrity of the Company’s financial statements and reports, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the Company’s independent auditors’ qualifications and independence, and (iv) the performance of the Company’s independent auditors and the Company’s corporate accounting and financial reporting process.

II.	Composition of the Committee
      The Committee shall consist of two directors as determined from time to time by the Board. Each member of the Committee shall be qualified to serve on the Committee pursuant to any requirements that the Board deems appropriate.
      No director may serve as a member of the Committee if such director serves on the audit committee of more than three other public companies, unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee. Any such determination must be disclosed in the Company’s annual report on Form 20-F.
      The chairperson of the Committee shall be designated by the Board, provided that if the Board does not so designate a chairperson, the members of the Committee, by a unanimous vote, may designate a chairperson.
      Any vacancy on the Committee shall be filled by majority vote of the Board. No member of the Committee shall be removed except by majority vote of the Board.

III.	Meetings of the Committee
      The Committee shall meet as often as it determines necessary to carry out its duties and responsibilities, but no less frequently than once every fiscal quarter. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Committee should meet separately on a periodic basis with management and the Company’s independent auditors, in each case to discuss any matters that the Committee or any of the above persons or firms believe warrant Committee attention.
      Both members of the Committee present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other shall constitute a quorum.
      The Committee shall maintain minutes of its meetings and records relating to those meetings.

IV.	Duties and Responsibilities of the Committee
      In carrying out its duties and responsibilities, the Committee’s policies and procedures should remain flexible, so that it may be in a position to best address, react or respond to changing circumstances or conditions. The following duties and responsibilities are within the authority of the Committee, and the Committee shall, consistent with and subject to applicable law and rules and regulations promulgated by the SEC, NYSE, or any other applicable regulatory authority:

Selection, Evaluation and Oversight of the Auditors
      (a) Be directly responsible for the recommendation, compensation, and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and each such registered public accounting firm must report directly to the Committee (the registered public accounting firm engaged for the purpose of preparing or issuing an audit report for inclusion in the Company’s Annual Report on Form 20-F is referred to herein as the “independent auditors”);
      (b) Review and, in its sole discretion, approve in advance the Company’s independent auditors’ annual engagement letter, including the proposed fees contained therein, as well as all audit and, as provided in the United States Securities Exchange Act of 1934, as amended (the “Act”) and the United States Securities and Exchange Commission (the “SEC”) rules and regulations promulgated thereunder, all permitted non-audit engagements and relationships between the Company and such independent auditors (which approval should be made after receiving input from the Company’s management, if desired). Approval of audit and permitted non-audit services will be made by the Committee;
      (c) Review the performance of the Company’s independent auditors, including the lead partner of the independent auditors, and, in its sole discretion, make decisions regarding the replacement or termination of the independent auditors when circumstances warrant;
      (d) Obtain at least annually from the Company’s independent auditors and review a report describing:

(i) the independent auditors’ internal quality-control procedures;

(ii) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors, or by any inquiry or investigation by any governmental or professional authority, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues; and

(iii) all relationships between the independent auditors and the Company (including a description of each category of services provided by the independent auditors to the Company and a list of the fees billed for each such category);
      The Committee should present its conclusions with respect to the above matters, as well as its review of the lead partner of the independent auditors, and its views on whether there should be a regular rotation of the independent auditors, to the Board.

      (e) Evaluate the independence of the Company’s independent auditors by, among other things:

(i) monitoring compliance by the Company’s independent auditors with the audit partner rotation requirements contained in the Act and the rules and regulations promulgated by the SEC thereunder; and

(ii) engaging in a dialogue with the independent auditors to confirm that audit partner compensation is consistent with applicable SEC rules;

Oversight of Annual Audit and Quarterly Reviews
      (f) Review and discuss with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan’s progress and results during the year;
      (g) Review with management and the Company’s independent auditors, the following information which is required to be reported by the independent auditor:

(i) all critical accounting policies and practices to be used;

(ii) all alternative treatments of financial information that have been discussed by the independent auditors and management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

(iii) all other material written communications between the independent auditors and management, such as any management letter and any schedule of unadjusted differences;
      (h) Prior to the issuance of the Company’s annual or quarterly financial statements, review with management and the Company’s independent auditors, the following:

(i) the Company’s annual audited financial statements and quarterly financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and any major issues related thereto;

(ii) major issues regarding accounting principles and financial statements presentations, including any significant changes in the Company’s selection or application of accounting principles;

(iii) any analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods on the Company’s financial statements; and

(iv) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;
      (i) Resolve all disagreements between the Company’s independent auditors and management regarding financial reporting;
      (j) Review on a regular basis with the Company’s independent auditors any problems or difficulties encountered by the independent auditors in the course of any audit work, including management’s response with respect thereto, any restrictions on the scope of the independent auditor’s activities or on access to requested information, and any significant disagreements with management.

Oversight of the Financial Reporting Process and Internal Controls
      (k) Review:

(i) the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures on a regular basis, including the responsibilities, budget, compensation and staffing of the Company’s internal audit function, through inquiry with the Company’s independent auditors and management;

(ii) the yearly report prepared by management, and attested to by the Company’s independent auditors, assessing the effectiveness of the Company’s internal control over financial reporting and stating management’s responsibility for establishing and maintaining adequate internal control over financial reporting prior to its inclusion in the Company’s Annual Report on Form 20-F; and
      (l) Review with the chief executive officer, chief financial officer and independent auditors, periodically, the following:

(i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting;
      (m) Discuss guidelines and policies governing the process by which senior management of the Company assess and manage the Company’s exposure to risk, as well as the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures;
      (n) Review with management the progress and results of all internal audit projects, and, when deemed necessary or appropriate by the Committee, assign additional internal audit projects to senior management;
      (o) Review with management the Company’s administrative, operational and accounting internal controls, including any special audit steps adopted in light of the discovery of material control deficiencies;
      (p) Receive periodic reports from the Company’s independent auditors and management to assess the impact on the Company of significant accounting or financial reporting developments that may have a bearing on the Company;
      (q) Review and discuss with the independent auditors the results of the year-end audit of the Company, including any comments or recommendations of the Company’s independent auditors and, based on such review and discussions and on such other considerations as it determines appropriate, recommend to the Board whether the Company’s financial statements should be included in the Annual Report on Form 20-F;
      (r) Review the type and presentation of information to be included in the Company’s earnings press releases (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles), as well as financial information and earnings guidance provided by the Company to analysts and rating agencies (which review may be done generally (i.e., discussion of the types of information to be disclosed and type of presentations to be made), and the Committee shall discuss in advance each earnings release or each instance in which the Company may provide earnings guidance);

Miscellaneous
      (s) Review the Company’s policies relating to the ethical handling of conflicts of interest and review past or proposed transactions between the Company and members of management as well as policies and procedures with respect to officers’ expense accounts and perquisites, including the use of corporate assets. The Committee shall consider the results of any review of these policies and procedures by the Company’s independent auditors;
      (t) Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
      (u) Secure independent expert advice to the extent the Committee determines it to be appropriate, including retaining, with or without Board approval, independent counsel, accountants, consultants or others, to assist the Committee in fulfilling its duties and responsibilities, the cost of such independent expert advisors to be borne by the Company;
      (v) Report regularly to the Board on its activities, as appropriate. In connection therewith, the Committee should review with the Board any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditors, or the performance of the internal audit function; and
      (w) Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

V.	Evaluation of the Committee
      The Committee shall, on an annual basis, evaluate its performance. The evaluation shall address all matters that the Committee considers relevant to its performance, including a review and assessment of the adequacy of this Charter, and shall be conducted in such manner as the Committee deems appropriate.
      The Committee shall deliver to the Board a report, which may be oral, setting forth the results of its evaluation, including any recommended amendments to this Charter.

VI.	Investigations and Studies; Outside Advisers
      The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities, and may retain, at the Company’s expense, such independent counsel or other consultants or advisers as it deems necessary.
* * *

PROXY CARD

ARLINGTON TANKERS LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

JULY 22, 2005

     The undersigned shareholder of Arlington Tankers Ltd. hereby appoints Stephen O. Jaeger and Arthur L. Regan, and each of them, with full power of substitution, as proxies to vote the shares which the undersigned could vote if personally present at the 2005 Annual General Meeting of Shareholders of Arlington Tankers Ltd. to be held on July 22, 2005, at 10:00 a.m., Atlantic time, at the offices of Conyers Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and at any adjournments thereof. You can revoke your proxy at any time before it is voted at the Annual General Meeting by: (i) submitting another properly completed proxy bearing a later date; (ii) giving written notice of revocation to any of the persons named as proxies or to the Secretary of Arlington Tankers Ltd.; or (iii) voting in person at the Annual General Meeting. If the undersigned holds any shares in a fiduciary, custodial or joint capacity or capacities, this proxy is signed by the undersigned in every such capacity as well as individually.

     The undersigned acknowledges receipt from Arlington Tankers Ltd. prior to the execution of this proxy of a Notice of Annual General Meeting and a proxy statement dated June 14, 2005.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, THE SHARES REPRESENTED WILL BE VOTED FOR THE PROPOSAL. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

Comments:

(If you noted any comments above, please mark corresponding box on the reverse side.)

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

1.	Election of Stephen O. Jaeger as Class III Director for term described in the proxy statement	FOR ☐	WITHHOLD ☐
2.	Appointment of KPMG as independent auditor for fiscal year ending December 31, 2005 and the authorization of the Board of Directors, acting through the audit committee, to determine the independent auditor’s fees.	FOR ☐	AGAINST ☐	ABSTAIN ☐
3.	Increase authorized share capital by creation of additional 40,000,000 common shares of par value US$0.01 each.	FOR ☐	AGAINST ☐	ABSTAIN ☐
4.	Reduction of share premium account for Bermuda corporate law purposes by transferring US$309,845,000 to contributed surplus account.	FOR ☐	AGAINST ☐	ABSTAIN ☐

For comments, please check this box and write them on the back where indicated			☐
	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Dated:	2005

(Signature(s))

(Please be sure to date your Proxy Card)

Please sign exactly as name appears, hereon. Joint owners should each sign. Executors, Administrators, Trustees, etc. should so indicate when signing.)

PLEASE FILL IN DATE, SIGN AND RETURN THIS PROXY CARD IN THE ENCLOSED ENVELOPE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARLINGTON TANKERS LTD.
/s/ ARTHUR L. REGAN
Arthur L. Regan
President and Chief Executive Officer

Date: June 17, 2005